Exhibit 21
Subsidiaries of G-III

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
G-III Leather Fashions, Inc.	New York
AM Retail Group, Inc.	Delaware
J. Percy for Marvin Richards, Ltd.	New York
CK Outerwear, LLC	New York
Andrew & Suzanne Company Inc.	New York
Ash Retail Corp.	New Jersey
G-III Retail Outlets, Inc.	Delaware
AM Apparel Holdings, Inc.	Delaware
G-III Hong Kong Ltd.	Hong Kong
Kostroma Ltd.	Hong Kong
Wee Beez International Limited	Hong Kong